UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   ☑    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Results for 3Q Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: January 31, 2006
	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated January 31, 2006, concerning its consolidated third-quarter and nine-month business results, for the periods ended December 31, 2005.

For Immediate Release January 31, 2006
Pioneer Announces Business Results for 3Q Fiscal 2006
TOKYO — Pioneer Corporation today announced its consolidated third-quarter and nine-month business results, for the periods ended December 31, 2005.
Consolidated Financial Highlights

	(In millions of yen except per share information)
		Three months			Nine months
	ended December 31			ended December 31
			% to			% to
			prior			prior
	2005	2004	year	2005	2004	year
Operating revenue	¥227,665	¥196,303	116.0%	¥577,563	¥541,350	106.7%
Operating income (loss)	5,028	1,806	278.4	(11,360)	15,204	—
Income (loss) before income taxes	4,266	3,514	121.4	(39,603)	15,952	—
Net income (loss)	¥1,403	¥1,785	78.6%	¥(56,641)	¥6,594	—%

Net income (loss) per share:
Basic	¥8.04	¥10.17		¥(324.73)	¥37.59
Diluted	¥7.01	¥8.98		¥(324.73)	¥33.43

Note:	Effective from fiscal 2005 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in “Operating costs and expenses,” into “Other income (expenses).” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
In the third quarter of fiscal 2006, the three months ended December 31, 2005, consolidated operating revenue rose 16.0% to a record ¥227,665 million (US$1,929.4 million), compared with the same period in the previous fiscal year, due to higher sales of plasma displays and car electronics products. In terms of profit, operating income was ¥5,028 million (US$42.6 million), 2.8 times higher than in the previous fiscal year’s third quarter. This increase was mainly supported by higher gross profit due to sales growth, although the cost-of-sales ratio deteriorated due to falling prices of core products. However, net income was down 21.4% at ¥1,403 million (US$11.9 million), mainly due to the impact of a foreign exchange loss and higher income taxes. As for exchange rates in the third quarter, the Japanese yen was weaker against the U.S. dollar and the euro by 9.7% and 1.6%, respectively, compared with the same period of the previous fiscal year.
In the third quarter, Home Electronics sales increased 11.7% year on year to ¥114,966 million (US$974.3 million). Plasma display sales rose by approximately 30%. This increase was mainly attributable to higher overseas sales, mainly in Europe and North America, on the back of stronger demand primarily for high-resolution models, despite lower sales in Japan where higher unit sales were insufficient to make up for falling prices arising from intensifying competition. In addition, higher sales of newly developed DVD drive units for camcorders were achieved. Meanwhile, sales of DVD recorders and players declined. In terms of segment sales in Japan and overseas, sales in Japan were down 11.4% at ¥27,405 million (US$232.2 million), while overseas sales were up 21.6% at ¥87,561 million (US$742.0 million).
     The operating loss in this segment improved to ¥1,733 million (US$14.7 million) from an operating loss of ¥2,822 million in the third quarter of the previous fiscal year. This mainly reflected the discontinuation of sales of cable TV set-top boxes in North America in fiscal 2005 due to deteriorating profitability.
Car Electronics sales climbed 21.7% to ¥84,403 million (US$715.3 million) compared with the same period a year earlier. Higher car audio product sales were posted both in consumer markets and on an OEM (original equipment manufacturing) basis. Consumer-market sales expanded primarily in Central and South America, and North America, while OEM sales rose primarily in Japan and North America. Car navigation system sales were also up, reflecting strong demand for Pioneer’s recent models in Japan’s consumer market, in addition to sales growth in North America. OEM sales represented 34% of total Car Electronics sales in the third quarter, compared with 35% in the same period a year earlier. In terms of segment sales in Japan and overseas, sales in Japan were 8.4% higher at ¥32,051 million (US$271.6 million), while overseas sales were up 31.5% at ¥52,352 million (US$443.7 million).
     Operating income in this segment rose 57.5% year on year to ¥4,795 million (US$40.6 million) due to higher sales.
In Patent Licensing, royalty revenue rose 40.5% year on year to ¥1,977 million (US$16.8 million). This increase was mainly attributable to revenue from contracts renewed with licensees, despite the impact of the expiration of some patents licensed to the optical disc industry.
     However, operating income in this segment decreased 14.8% to ¥1,176 million (US$10.0 million) compared with the third quarter of the previous fiscal year.

In the Others segment, sales rose 16.6% to ¥26,319 million (US$223.0 million). This increase was mainly due to higher sales of light-guiding plates for small LCDs (liquid crystal displays) and compact speaker units for cellular phones. Meanwhile, sales declined for factory automation systems and organic light-emitting diode (OLED) display panels. In terms of segment sales in Japan and overseas, sales in Japan were down 10.2% at ¥11,438 million (US$96.9 million), while overseas sales were up 51.2% at ¥14,881 million (US$126.1 million).
     The operating loss in this segment was ¥512 million (US$4.3 million), compared with an operating loss of ¥69 million in the third quarter of the previous fiscal year. This mainly reflected deteriorating profitability related to falling sales of factory automation systems.
For the nine-month period ended December 31, 2005, consolidated operating revenue rose 6.7% year on year to ¥577,563 million (US$4,894.6 million), while the Company reported a net loss of ¥56,641 million (US$480.0 million) for the period, compared with net income of ¥6,594 million in the corresponding period of the previous fiscal year.

Note:	Operating income (loss) in each business segment represents operating income (loss) before elimination of intersegment transactions.
Cash Flows
During the nine-month period ended December 31, 2005, operating activities provided net cash of ¥21,891 million (US$185.5 million). Despite the net loss of ¥56,641 million (US$480.0 million) for the period, adjustments for non-cash expenses such as depreciation and amortization of ¥35,422 million (US$300.2 million), impairment losses of ¥32,543 million (US$275.8 million) recognized for property, plant and equipment mainly for plasma display production, and equity in losses of affiliated companies of ¥25,132 million (US$213.0 million) resulted in a positive net cash flow. Meanwhile, investing activities used net cash of ¥18,144 million (US$153.8 million). This reflected ¥26,331 million (US$223.1 million) for car electronics- and plasma display-related capital expenditures and other investments, partially offset by proceeds of ¥6,961 million (US$59.0 million) from the sale of investment securities. Financing activities used net cash of ¥20,672 million (US$175.2 million), mainly for the redemption of bonds and dividend payments. Consequently, cash and cash equivalents at December 31, 2005 were ¥12,175 million (US$103.2 million) lower than at March 31, 2005.
Business Forecasts for Fiscal 2006
Consolidated business forecasts for fiscal 2006, ending March 31, 2006, have not been changed from those announced on December 8, 2005, as shown below. We assume average yen-U.S. dollar and yen-euro exchange rates of ¥110 and ¥135, respectively, for the remainder of fiscal 2006.

		(In millions of yen)
	Projections for	Results for
	fiscal 2006	fiscal 2005
Operating revenue	¥770,000	¥733,648
Operating income (loss)	(25,000)	2,592
Loss before income taxes	(73,000)	(187)
Net loss	¥(87,000)	¥(8,789)

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
#       #       #      #       #       #
The U.S. dollar amounts in this release represent translations of Japanese yen, for convenience only, at the rate of ¥118=US$1.00, the approximate rate on December 31, 2005.
Attached are consolidated financial statements for the three months and nine months ended December 31, 2005.
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

Pioneer Corporation and Subsidiaries
(1) OPERATING REVENUE BY SEGMENT

					(In millions of yen)
	Three months ended December 31
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥27,405	12.0%	¥30,929	15.8%	88.6%
Overseas	87,561	38.5	72,014	36.6	121.6

Home Electronics	114,966	50.5	102,943	52.4	111.7

Domestic	32,051	14.1	29,578	15.1	108.4
Overseas	52,352	23.0	39,797	20.2	131.5

Car Electronics	84,403	37.1	69,375	35.3	121.7

Domestic	—	—	—	—	—
Overseas	1,977	0.9	1,407	0.7	140.5

Patent Licensing	1,977	0.9	1,407	0.7	140.5

Domestic	11,438	5.0	12,733	6.4	89.8
Overseas	14,881	6.5	9,845	5.2	151.2

Others	26,319	11.5	22,578	11.6	116.6

Domestic	70,894	31.1	73,240	37.3	96.8
Overseas	156,771	68.9	123,063	62.7	127.4

Total	¥227,665	100.0%	¥196,303	100.0%	116.0%

					(In millions of yen)
	Nine months ended December 31
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥63,473	11.0%	¥67,847	12.5%	93.6%
Overseas	196,451	34.0	167,569	31.0	117.2

Home Electronics	259,924	45.0	235,416	43.5	110.4

Domestic	88,228	15.3	91,362	16.9	96.6
Overseas	156,528	27.1	132,338	24.4	118.3

Car Electronics	244,756	42.4	223,700	41.3	109.4

Domestic	—	—	—	—	—
Overseas	7,262	1.3	8,146	1.5	89.1

Patent Licensing	7,262	1.3	8,146	1.5	89.1

Domestic	31,356	5.4	38,014	7.0	82.5
Overseas	34,265	5.9	36,074	6.7	95.0

Others	65,621	11.3	74,088	13.7	88.6

Domestic	183,057	31.7	197,223	36.4	92.8
Overseas	394,506	68.3	344,127	63.6	114.6

Total	¥577,563	100.0%	¥541,350	100.0%	106.7%

Pioneer Corporation and Subsidiaries
(2) CONSOLIDATED STATEMENTS OF OPERATIONS

			(In millions of yen)
	Three months ended December 31
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥225,688	¥194,896	115.8%
Royalty revenue	1,977	1,407	140.5

Total operating revenue	227,665	196,303	116.0

Operating costs and expenses:
Cost of sales	176,525	149,418	118.1
Selling, general and administrative expenses	46,112	45,079	102.3

Total operating costs and expenses	222,637	194,497	114.5

Operating income	5,028	1,806	278.4
Other income (expenses):
Interest income	737	530	139.1
Foreign exchange gain (loss)	(1,193)	1,512	—
Interest expense	(307)	(506)	60.7
Other—net	1	172	0.6

Total other income (expenses)	(762)	1,708	—

Income before income taxes	4,266	3,514	121.4
Income taxes	2,651	1,090	243.2
Minority interest in earnings of subsidiaries	(242)	(65)	372.3
Equity in earnings (losses) of affiliated companies	30	(574)	—

Net income	¥1,403	¥1,785	78.6%

			(In millions of yen)
	Nine months ended December 31
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥570,301	¥533,204	107.0%
Royalty revenue	7,262	8,146	89.1

Total operating revenue	577,563	541,350	106.7

Operating costs and expenses:
Cost of sales	454,918	400,296	113.6
Selling, general and administrative expenses	134,005	125,850	106.5

Total operating costs and expenses	588,923	526,146	111.9

Operating income (loss)	(11,360)	15,204	—
Other income (expenses):
Interest income	1,989	1,320	150.7
Foreign exchange gain (loss)	(2,258)	351	—
Interest expense	(1,027)	(1,195)	85.9
Other—net	(26,947)	272	—

Total other income (expenses)	(28,243)	748	—

Income (loss) before income taxes	(39,603)	15,952	—
Income taxes	(4,164)	6,634	—
Minority interest in losses (earnings) of subsidiaries	3,926	(625)	—
Equity in losses of affiliated companies	(25,128)	(2,099)	1,197.1

Net income (loss)	¥(56,641)	¥6,594	—%

Pioneer Corporation and Subsiaries
(3) CONSOLIDATED BALANCE SHEETS

				(In millions of yen)
	December 31			March 31
			Increase/		Increase/
	2005	2004	(Decrease)	2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥104,506	¥115,607	¥(11,101)	¥116,681	¥(12,175)
Trade receivables, less allowance	151,396	128,473	22,923	132,176	19,220
Inventories	116,228	131,974	(15,746)	109,015	7,213
Others	77,498	71,356	6,142	69,024	8,474

Total current assets	449,628	447,410	2,218	426,896	22,732

Investments and long-term receivables	30,384	31,001	(617)	28,828	1,556
Property, plant and equipment, less depreciation	168,110	208,307	(40,197)	210,145	(42,035)
Intangible assets	21,850	25,362	(3,512)	24,052	(2,202)
Other assets	42,810	38,940	3,870	35,246	7,564

Total assets	¥712,782	¥751,020	¥(38,238)	¥725,167	¥(12,385)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥46,936	¥50,385	¥(3,449)	¥52,428	¥(5,492)
Trade payables	116,873	104,962	11,911	96,335	20,538
Others	110,509	94,004	16,505	102,407	8,102

Total current liabilities	274,318	249,351	24,967	251,170	23,148

Long-term debt	88,470	86,416	2,054	81,219	7,251
Other long-term liabilities	41,685	59,302	(17,617)	42,371	(686)
Minority interests	14,716	17,941	(3,225)	18,168	(3,452)
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,872	82,674	198	82,735	137
Retained earnings	202,607	278,119	(75,512)	260,556	(57,949)
Accumulated other comprehensive income (loss)	(28,495)	(61,366)	32,871	(47,669)	19,174
Treasury stock	(12,440)	(10,466)	(1,974)	(12,432)	(8)

Total shareholders’ equity	293,593	338,010	(44,417)	332,239	(38,646)

Total liabilities and shareholders’ equity	¥712,782	¥751,020	¥(38,238)	¥725,167	¥(12,385)

Breakdown of accumulated other comprehensive income (loss):
Minimum pension liability adjustments	¥(11,620)	¥(21,752)	¥10,132	¥(11,186)	¥(434)
Net unrealized holding gain on securities	10,216	8,743	1,473	8,250	1,966
Cumulative foreign currency translation adjustments	(27,091)	(48,357)	21,266	(44,733)	17,642

Total accumulated other comprehensive income (loss)	¥(28,495)	¥(61,366)	¥32,871	¥(47,669)	¥19,174

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

			(In millions of yen)
	Three months		Nine months
	ended December 31		ended December 31
	2005	2004	2005	2004
I. Operating activities:
Net income (loss)	¥1,403	¥1,785	¥(56,641)	¥6,594
Depreciation and amortization	11,300	14,353	35,422	35,640
Increase in trade receivables	(21,598)	(10,113)	(14,438)	(9,698)
(Increase) decrease in inventories	13,247	1,147	(1,388)	(17,667)
Increase in trade payables	9,981	6,264	17,997	13,432
Increase (decrease) in other accrued liabilities	3,513	(4,323)	6,250	(15,508)
Other	2,825	(2,128)	34,689	(9,839)

Net cash provided by operating activities	20,671	6,985	21,891	2,954

II. Investing activities:
Payment for purchase of fixed assets	(7,049)	(19,194)	(26,331)	(45,478)
Payment for purchase of subsidiary	—	(64)	—	(36,679)
Other	830	(290)	8,187	48

Net cash used in investing activities	(6,219)	(19,548)	(18,144)	(82,109)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(17,058)	9,802	(14,192)	6,768
Dividends paid	(1,308)	(2,193)	(3,488)	(4,386)
Other	(919)	(105)	(2,992)	(428)

Net cash provided by (used in) financing activities	(19,285)	7,504	(20,672)	1,954

Effect of exchange rate changes on cash and cash equivalents	2,141	(3,270)	4,750	389

Net decrease in cash and cash equivalents	(2,692)	(8,329)	(12,175)	(76,812)
Cash and cash equivalents, beginning of period	107,198	123,936	116,681	192,419

Cash and cash equivalents, end of period	¥104,506	¥115,607	¥104,506	¥115,607

Free cash flow (I + II)	¥14,452	¥(12,563)	¥3,747	¥(79,155)

Pioneer Corporation and Subsidiaries
(5) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>

	(In millions of yen)
	Three months ended December 31
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥115,632	¥(1,733)	¥103,253	¥(2,822)	112.0%	—%
Car Electronics	84,808	4,795	69,668	3,044	121.7	157.5
Patent Licensing	2,047	1,176	1,805	1,381	113.4	85.2
Others	36,729	(512)	32,243	(69)	113.9	—

Total	239,216	3,726	206,969	1,534	115.6	242.9
Corporate and Eliminations	(11,551)	1,302	(10,666)	272	—	478.7

Consolidated	¥227,665	¥5,028	¥196,303	¥1,806	116.0%	278.4%

	(In millions of yen)
	Nine months ended December 31
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥261,404	¥(27,301)	¥237,004	¥(7,112)	110.3%	—%
Car Electronics	245,932	13,005	224,670	14,018	109.5	92.8
Patent Licensing	7,371	5,145	9,385	7,973	78.5	64.5
Others	95,924	(1,832)	103,439	1,966	92.7	—

Total	610,631	(10,983)	574,498	16,845	106.3	—
Corporate and Eliminations	(33,068)	(377)	(33,148)	(1,641)	—	—

Consolidated	¥577,563	¥(11,360)	¥541,350	¥15,204	106.7%	—%

Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 125 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	Effective from fiscal 2005 year-end presentation, operating income (loss) is presented as net sales less cost of sales, selling, general and administrative expenses in order to be consistent with generally accepted financial reporting practice in Japan. The Company believes that such presentation is useful for comparison of the Company’s financial results with those of other Japanese companies. Under the U.S. GAAP, business restructuring expenses and losses on impairment of long-lived assets as well as gains and losses on sale and disposal of fixed assets included in “Other—net” are included in operating income (loss). Previously reported amounts in the consolidated statements of operations and segment information have been reclassified accordingly.

4.	Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.